Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257697

AMENDMENT NO. 1 DATED JUNE 3, 2022

TO PROSPECTUS SUPPLEMENT DATED MAY 16, 2022

(To Prospectus Dated July 13, 2021)

KULR Technology Group, Inc.

Up to $50,000,000 of Common Stock

This Amendment No. 1 to Prospectus Supplement (this “Amendment”), amends and supplements our Prospectus Supplement dated May 16, 2022 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the Prospectus, dated July 13, 2021 (the “Prospectus”), filed as a part of our registration statement on Form S-3 (File No. 333-257697) (the “Registration Statement”). This Amendment amends only those sections of the Prospectus Supplement listed in this Amendment; all other sections of the Prospectus Supplement remain as is.

We filed the Prospectus Supplement to register the offer and sale up to $50,000,000 of shares of our common stock, par value $0.0001 per share, from time to time pursuant to the terms of that certain Standby Equity Purchase Agreement dated as of May 13, 2022 (as amended on June 3, 2022, the “SEPA”), between YA II PN, Ltd. (“Yorkville”) and us (the “SEPA Offering”).

For additional information on the methods of sale that may be used by Yorkville, see the section entitled “Plan of Distribution” on page S-2.

Our common stock trades on the NYSE American Market (“NYSE”) under the symbol “KULR.” On June 2, 2022, the last sale price of our common stock as reported on NYSE was $1.75 per share.

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page S-3 of the Prospectus Supplement and in the documents incorporated by reference herein.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

This Amendment No. 1 to the Prospectus Supplement is dated June 3, 2022

About This AMENDMENT TO PROSPECTUS SUPPLEMENT

The Prospectus Supplement is part of a “shelf” registration statement on Form S-3 (File No. 333-257697), which was declared effective on July 13, 2021 and remains in effect on the date hereof . Under this shelf registration process, we may, from time to time, sell any combination of the securities described in the accompanying prospectus in one or more offerings up to a total dollar amount of $100,000,000.

Before investing in shares of our common stock, we urge you to carefully read this Amendment, the Prospectus Supplement and the accompanying Prospectus, together with the information incorporated in the Prospectus Supplement and the accompanying Prospectus before making an investment decision. You should also read and consider the information in the documents referred to in the sections of the Prospectus Supplement entitled “Where You Can Find More Information” and “Incorporation by Reference” of this Amendment. These documents contain important information about us and our common stock, and other information you should know before investing.

The Prospectus Supplement, as amended by this Amendment, describes the terms of the SEPA Offering and also adds to and updates information contained in the documents incorporated by reference into the Prospectus Supplement and the accompanying Prospectus. To the extent there is a conflict between the information contained in this Amendment or the Prospectus Supplement, on the one hand, and the information contained in any document incorporated by reference into the Prospectus Supplement and the accompanying Prospectus that was filed with the SEC before the date of this Amendment or the Prospectus Supplement, on the other hand, you should rely on the information in this Amendment or Prospectus Supplement, as applicable.

You should rely only on the information contained in or incorporated by reference into the Prospectus Supplement, as amended by this Amendment, or contained in or incorporated by reference into the accompanying Prospectus to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, or incorporated by reference into, this Amendment and the Prospectus Supplement and contained in, or incorporated by reference into, the accompanying Prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this Prospectus Supplement, as amended by this Amendment, and the accompanying Prospectus or of any sale of securities offered hereby.

We are offering to sell, and are seeking offers to buy, the shares of common stock only in jurisdictions where such offers and sales are permitted. The distribution of this Amendment, the Prospectus Supplement and the accompanying Prospectus and the offering of the shares of common stock in certain states or jurisdictions or to certain persons within such states and jurisdictions may be restricted by law. Persons outside the United States who come into possession of this Amendment, the Prospectus Supplement and the accompanying Prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this Amendment, the Prospectus Supplement and the accompanying Prospectus outside the United States. The Prospectus Supplement, as amended by this Amendment, and the accompanying Prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by the Prospectus Supplement, as amended by this Amendment, and the accompanying Prospectus by any person in any state or jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Incorporation by Reference

We are “incorporating by reference” into this prospectus supplement the information in documents we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information to the extent that the later filed information modifies or replaces such earlier information. We incorporate by reference in this prospectus supplement the following documents, which we have filed or will file with the SEC:

●	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 16, 2022

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 28, 2022

●	our Current Reports on Form 8-K filed with the SEC on May 16, 2022 and June 3, 2022;

●	The description of our common stock contained in the our Registration Statement on Form 10 (File No. 000-55564, initially filed January 7, 2016), including any amendment or report filed for the purpose of updating such description;

●	all documents and reports subsequently filed by us with the SEC (other than, in each case, any information or documents furnished, rather than filed, with the SEC pursuant to certain items of Form 8-K) after the date hereof and prior to the closing of this offering.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC at the SEC’s website at http://www.sec.gov.

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Plan of Distribution

On May 16, 2022, the Company entered into the SEPA with Yorkville. Pursuant to the SEPA, the Company shall have the right, but not the obligation, to sell to Yorkville up to $50,000,000 of its shares of common stock upon the Company’s written request during the twenty-four months following execution of the SEPA (the “Commitment Period”). At any time during the Commitment Period, the Company may require Yorkville to purchase shares of its common stock by delivering an Advance Notice that the Company desires to issue and sell to Yorkville a number of shares of common stock with an aggregate value of up to $5,000,000. The shares would be purchased pursuant to the SEPA at 98.0% of the Market Price and would be subject to certain limitations, including that Yorkville could not purchase any shares that would result in it beneficially owning more than 4.99% of our common stock. Moreover, under applicable NYSE American rules, in no event will we issue to Yorkville shares that, in the aggregate, would exceed 19.9% of the Company’s outstanding common stock as of the date of the Purchase Agreement unless we receive stockholder approval for such issuance or such issuance is otherwise permitted by applicable NYSE American rules.

Delivery of the shares against payment therefor in respect of each Advance Notice shall be settled promptly following each sale pursuant to the SEPA. In connection with any Advance Notice, if any portion of an advance would cause Yorkville’s beneficial ownership of our then outstanding common stock to exceed 4.99%, then such portion shall automatically be deemed to be withdrawn by us (with no further action required by us) and modified to reduce the amount of the advance requested by an amount equal to such withdrawn portion. We may terminate the SEPA upon five trading days of prior notice to Yorkville, provided that there are no Advance Notices outstanding and we have paid to Yorkville all amounts then due.

In addition to the issuance of our common stock to Yorkville pursuant to the SEPA, the Prospectus Supplement, as amended by this Amendment, also covers the resale of those shares from time to time by Yorkville to the public. Though we have been advised by Yorkville, and Yorkville represents in the SEPA, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, the SEC may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. We have agreed in the SEPA to provide customary indemnification to Yorkville. It is possible that our shares may be sold by Yorkville in one or more of the following manners:

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	to a broker-dealer as principal and resale by the broker-dealer for its account; or

●	a combination of any such methods of sale.

Yorkville has agreed that, during the term of the SEPA, neither Yorkville nor its affiliates will engage in any short sales or hedging transactions with respect to our common stock, provided that upon receipt of an Advance Notice Yorkville may sell shares that it is obligated to purchase under such Advance Notice prior to taking possession of such shares.

Yorkville may be subject to liability under the federal securities laws and must comply with the requirements of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our common stock by Yorkville. Under these rules and regulations, Yorkville:

●	may not engage in any stabilization activity in connection with our securities;

●	must furnish each broker which offers shares of our common stock covered by the prospectus supplement and accompanying prospectus that are a part of our registration statement with the number of copies of such prospectus supplement and accompanying prospectus which are required by each broker; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares by Yorkville.

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